07025587

Apollo Hospitals
CHENNAI
touching lives

Date : July 14, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Compliance with Clause 35 & 49 of the Listing Agreement.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, pursuant to Clause 35 & 49 of the Listing Agreement, please find enclosed the following:-

(i) Distribution of Shareholding for the quarter ended 30th June 2007.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th June 2007.

Please note that the details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

IS/ISO 9001 : 2000

(I) (a) **Statement Showing Shareholding Pattern**

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP   Quarter Ended : 30-Jun-2007

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	32	8,648,398	6,942,125	18.76	16.75
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	4	7,470,433	7,454,833	16.21	14.47
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**36**	**16,118,831**	**14,396,958**	**34.97**	**31.21**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**36**	**16,118,831**	**14,396,958**	**34.97**	**31.21**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	5	139,630	138,630	0.30	0.27
(b)	Financial Institutions / Banks	13	203,501	201,553	0.44	0.39
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.35	0.31
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	3	322,630	322,630	0.70	0.62
(f)	Foreign Institutional Investors	53	17,378,085	17,378,085	37.70	33.65
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)	Foreign Corporate Bodies	7	5,769,271	5,753,839	12.52	11.17
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**82**	**23,974,971**	**23,956,591**	**52.01**	**46.43**
B 2	**Non-institutions**					
(a)	Bodies Corporate	571	341,622	261,790	0.74	0.66
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,912	5,359,198	2,553,944	11.63	10.38
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	14	300,951	149,626	0.65	0.58
(c)	Any Other (specify)					
(c-i)					0.00	0.00
(c-ii)					0.00	0.00
	Sub-Total (B)(2)	**27,497**	**6,001,771**	**2,965,360**	**13.02**	**11.62**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**27,579**	**29,976,742**	**26,921,951**	**65.03**	**58.05**
	TOTAL (A)+(B)	**27,615**	**46,095,573**	**41,318,909**	**100**	**89.2657589**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	5,543,010	5,543,010		10.73
	GRAND TOTAL (A)+(B)+(C)	27,616	51,638,583	46,861,919		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Jun-2007

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,405,493	2.72
2	Ms. Sucharitha P Reddy	1,670,837	3.24
3	Ms. Preetha Reddy	732,270	1.42
4	Ms. Suneeta Reddy	401,795	0.78
5	Ms. Shobana Khamineni	1,094,976	2.12
6	Ms. Sangita Reddy	1,286,254	2.49
7	Mr. Karthik Anand	110,300	0.21
8	Mr. Harshad Reddy	105,100	0.20
9	Ms. Sindhoori Reddy	258,200	0.50
10	Mr. Adithya Reddy	105,100	0.20
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.25
14	Mr. Anandith Reddy	115,100	0.22
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.16
17	Mr. P Obul Reddy	9,000	0.02
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.53
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,449,233	14.43
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	**16,118,831**	**31.21**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Jun-2007

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	5,543,010	10.73
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	10.65
3	FID Funds (Mauritius) Limited	3,676,379	7.12
4	Smallcap World Fund Inc	2,221,900	4.30
5	Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,500,000	2.90
6	Emerging Markets Growth Fund Inc	1,377,666	2.67
7	Smallcap World Fund Inc	1,053,100	2.04
8	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	1,000,000	1.94
9	Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	810,967	1.57
10	Quantum (M) Limited	778,451	1.51
11	Fidelity Select Portfolios Medical Delivery Portfolio	742,520	1.44
12	Capital International Emerging Markets Fund	706,200	1.37
	TOTAL	**24,910,193**	**48.24**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Jun-2007

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	5,000	0.01
2	Mrs. Sucharitha P Reddy	5,000	0.01
3	Mrs. Preetha Reddy	5,000	0.01
4	Mrs. Suneeta Reddy	5,000	0.01
5	Mrs. Shobana Khamineni	5,000	0.01
6	Mrs. Sangita Reddy	1,268,254	2.46
7	M/s. PCR Investments Limited	1,009,965	1.96
	TOTAL	2,303,219	4.46

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Jun-2007

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (GDRs)	5,543,010	5,543,010	10.73
	TOTAL	**5,543,010**	**5,543,010**	**10.73**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Jun-2007

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	5,543,010	5,543,010	10.73
	TOTAL		5,543,010	10.73

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **30th June 2007**

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	**49 I**		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	**49 II**		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	**49 III**	Yes	
IV Disclosures	**49 IV**		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in Annual Report 2007-2008
(E) Management	49 (IV E)	Yes	shall be complied in Annual Report 2007-2008
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	**49 V**	Yes	shall be obtained at the end of the FY 2007-2008
VI Report on Corporate Governance	**49 VI**	Yes	shall be included in Annual Report
VII Compliance	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer

END